wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2007 JAN -3 P 12:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34753

29 December 2006

07020098

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

PROCESSED
JAN 0 8 2007
THOMSON FINANCIAL

SUPPL

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dw 1/5

wolfson® microelectronics
Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom
t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 28 November 2006 and 29 December 2006 (inclusive)

- Section 198 applications (announcements regarding notifiable interests in the Company)
- Notification of transactions of directors/persons discharging managerial responsibility and connected persons
- Directorate changes
- Notification relating to the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust
- Notification of grant of deferred share award and share options to person discharging managerial responsibility (D Shrigley)
- Voting rights and capital
- Notification relating to the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) – Returns of allotments of shares on exercise of share options
- Form 288(a) – Appointment of D Shrigley as director

3. Documents submitted to the Financial Services Authority

None during the period.

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

29 December 2006

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 28 November 2006 and 29 December 2006 (inclusive)

- Section 198 applications (announcements regarding notifiable interests in the Company)
- Notification of transactions of directors/persons discharging managerial responsibility and connected persons
- Directorate changes
- Notification relating to the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust
- Notification of grant of deferred share award and share options to person discharging managerial responsibility (D Shrigley)
- Voting rights and capital
- Notification relating to the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) – Returns of allotments of shares on exercise of share options
- Form 288(a) – Appointment of D Shrigley as director

3. Documents submitted to the Financial Services Authority

None during the period.

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Shares
Released	14:35 30-Nov-06
Number	0138N

RNS Number:0138N
Wolfson Microelectronics PLC
30 November 2006

Edinburgh, 30th November 2006

Wolfson Microelectronics plc ("the Company")

Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 29th November 2006 by the No. 1 Trust that, on 28th November 2006, the No. 1 Trust purchased 173,184 ordinary shares of 0.1 pence each in the Company at a price of £2.819992 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of each of the said trusts:

Alastair David Milne
George Reginald Elliott
John Martin Urwin
David Allen Shrigley

As a result, the executive directors' potential interests in the ordinary shares held by the No. 1 Trust have increased, with no consideration passing to or from the executive directors as a result, as follows:

Director	Potential interest in ordinary shares prior to notification	Increase in interest (no. ordinary shares)	Potential interest in ordinary shares following notification
AD Milne	177,182*	173,184	350,366
GR Elliott	165,939*	173,184	339,123
JM Urwin	165,939*	173,184	339,123

* This figure includes the 24,320 shares in which the beneficial interest is held jointly by the No. 1 Trust and A Banham under the terms of an EXSOP joint ownership agreement to the extent of the joint beneficial interest held by the No. 1 Trust.

DA Shrigley has a potential interest in 291,382 ordinary shares held by the No. 1 Trust and also in 24,320 shares in which the beneficial interest is held jointly by the No. 1 Trust and A Banham under the terms of an EXSOP joint ownership agreement to the extent of the joint beneficial interest held by the No. 1 Trust.

These notifications are made in accordance with Disclosure Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

END

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Regulatory Announcement

RECEIVED

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2007 JAN -3 P 12:53

Free annual report

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	09:53 05-Dec-06
Number	2509N

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
5th December 2006

Section 198 Notification

The Company was notified on 4th December 2006 pursuant to section 198 Companies Act 1985 by The Goldman Sachs Group, Inc. ("GS Inc") that, on 30th November 2006, GS Inc was interested, by attribution only, in 12,511,578 ordinary shares of the Company, representing 10.7% of the issued share capital of the Company.

Of these 12,511,578 shares:

(a) The interest in 2,147,830 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a wholly–owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) The interest in 1,507,230 shares arose from a beneficial interest held by Goldman Sachs International, a wholly–owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

(d) The interest in 8,856,518 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. GS Inc believe that some of these shares are, or will be, registered in the name of GSSN.

END

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:02 08-Dec-06
Number	5368N

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
8th December 2006

Section 198 Notification

The Company was notified on 8th December 2006 pursuant to section 198 Companies Act 1985 by The Goldman Sachs Group, Inc. ("GS Inc") that, on 4th December 2006, GS Inc was interested, by attribution only, in 12,913,152 ordinary shares of the Company, representing 11% of the issued share capital of the Company.

Of these 12,913,152 shares:

(a) The interest in 1,758,730 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a wholly–owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) The interest in 300,000 shares arose from an interest held by GS& Co, a wholly–owned direct subsidiary of GS Inc. These shares are, or will be, registered in the name of GSSN.

(c) The interest in 1,472,723 shares arose from a beneficial interest held by Goldman Sachs International, a wholly–owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

(d) The interest in 8,940,274 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. GS Inc believe that some of these shares are, or will be, registered in the name of GSSN.

(e) The interest in 441,425 shares was held by Goldman Sachs JBWere Managed Funds Limited, as discretionary manager.

END

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	10:37 14-Dec-06
Number	8840N

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
14 December 2006

Section 198 Notification

On 13 December 2006, the Company received notice pursuant to section 198 of the Companies Act 1985 that, on 11 December 2006, Credit Suisse Securities (Europe) Limited no longer has a notifiable interest in the Company's ordinary share capital.

END

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RECEIVED
2007 JAN -3 P 12:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:20 15-Dec-06
Number	0473O

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
15 December 2006

Section 198 Notification

The Company was notified on 15 December 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which include Fidelity Investment Services Ltd ('FISL'), Fidelity Pension Management ('FPM'); and Fidelity Gestion ('FIGEST')), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 6,486,357 ordinary shares in the Company ('Shares'), representing 5.55% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	144,500
JP Morgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Ldn	FPM	38,100
Brown Bros Harriman and Co	FMRCO	1,200,000
JPMorgan Chase Bank	FMRCO	547,800
JPMorgan Chase Bank	FMRCO	455,800
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	1,054,157
Brown Bros Harrimn Ltd Lux	FIL	2,262,700
JP Morgan, Bournemouth	FIL	151,700
BNP Paribas, Paris	FIGEST	481,800
Total Ordinary Shares		**6,486,357**

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Grant of Shares
Released	16:36 19-Dec-06
Number	2695O

RNS Number:2695O
Wolfson Microelectronics PLC
19 December 2006

19 December 2006

Wolfson Microelectronics plc ("the Company")

Notification of grant of deferred share award and share options to person discharging managerial responsibility

On 19 December 2006, the Company made a deferred share award of 181,159 ordinary shares of 0.1 pence each in the Company to David Allen Shrigley. No payment was made in respect of the grant of the award.

Half of the award will normally vest provided Mr Shrigley remains in the Company's employment on 27 November 2007. The remaining half of the award will normally vest provided Mr Shrigley remains in the Company's employment on 27 November 2008. For this reason, the award will not be aggregated with any shareholding of Mr Shrigley in the Company unless and until the award vests.

On 18 December 2006, the Company granted options to Mr Shrigley over 176,678 ordinary shares of 0.1 pence each in the Company. No payment was made in respect of the grant. The exercise price is £2.83.

Subject to the satisfaction of performance conditions, 33% of the share options may be exercised following publication of the Company's audited annual report and accounts for FY07 and 67% of the share options may be exercised following publication of the Company's audited annual report and accounts for FY08.

The total number of shares over which Mr Shrigley holds options following this notification is 176,678.

This notification is made in accordance with Disclosure Rule 3.1.4R(1)(a) and DR 3.1.4(R)(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directorate Change
Released	07:00 21-Dec-06
Number	3940O

RNS Number:3940O
Wolfson Microelectronics PLC
21 December 2006

Wolfson Microelectronics plc

("Wolfson" or "the Company")

Directorate Change

Edinburgh 21 December 2006: The Board of Wolfson today announces the appointment of Mark Cubitt as CFO and Finance Director of the Company from 15 January 2007. He replaces George Elliott on the Board of the Company, who is leaving with effect from 28 February 2007 due to personal reasons.

Mark Cubitt, 43, is currently Vice President of Finance for Jacobs Engineering (Jacobs) in UK & Ireland, where they currently employ over 6,000 staff with $1 billion of revenues. Mark was the Finance Director of Babtie Group from 2001 until the sale of the Company to Jacobs in 2004, when he then took up a wider finance role within Jacobs.

Before joining Babtie, Mark was the Finance Director of Dawson International PLC , where he worked from 1996 until 2000. From 1988 till 1994 Mark held a number of finance posts in Christian Salvesen PLC and its then subsidiary Aggreko. He qualified as a Chartered Accountant with KPMG in 1987, having graduated from Heriot Watt University with a degree in Accountancy and Computer Science.

In 2005 Mark was awarded the Scottish Finance Director of the Year. Also, during the last year he has been Chairman of BEAR Scotland Limited, a major trunk road maintenance provider, culminating in BEAR's successful 5 year award of both Scottish trunk road maintenance contracts recently tendered by the Scottish Executive.

John Carey, Chairman of Wolfson said: "The Board wishes to thank George for his commitment and contribution to Wolfson during his 7 years with the Company. We wish him well for the future.

"We are delighted that Mark is joining us. His boardroom experience, strong PLC background as well as recent experience in a major international corporation will be invaluable to Wolfson as it continues to gain global recognition."

Mark Cubitt, the incoming Finance Director, said, "It's not every day you get the chance to join a Scottish based internationally recognised market leader, an

d I'm delighted and excited about it. I look forward to joining the Wolfson team and contributing to the continued growth and success of the Company."

There is no additional information which requires disclosure under paragraph 9.6.13R of the Listing Rules.

Wolfson Microelectronics
David Milne 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:21 21-Dec-06
Number	4833O

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
21 December 2006

Section 198 Notification

The Company was notified on 21 December 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which include Fidelity Investment Services Ltd ('FISL'), Fidelity Pension Management ('FPM'), and Fidelity Gestion ('FIGEST')), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 7,328,757 ordinary shares in the Company ('Shares'), representing 6.27% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	**Management Company**	**Shares Held**
Northern Trust London	FPM	144,500
JP Morgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Ldn	FPM	38,100
Brown Bros Harriman and Co	FMRCO	1,200,000
JPMorgan Chase Bank	FMRCO	547,800
JPMorgan Chase Bank	FMRCO	455,800
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	1,054,157
Brown Bros Harrimn Ltd Lux	FIL	3,102,800
JP Morgan, Bournemouth	FIL	151,700
BNP Paribas, Paris	FIGEST	484,100
Total Ordinary Shares		**7,328,757**

END

Regulatory Announcement

RECEIVED

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2007 JAN -3 P 12:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:28 21-Dec-06
Number	4854O

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
21 December 2006

Section 198 Notification

The Company was notified on 21 December 2006 by AEGON UK plc Group of Companies ("Aegon"), pursuant to s. 198 Companies Act 1985, that it no longer has a notifiable interest in the Company. "Aegon" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinburgh Park, Edinburgh EH12 9SE.

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Total Voting Rights
Released	11:19 29-Dec-06
Number	7821O

29th December 2006

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the Transparency Directive's transitional provision 6.

The Company's capital consists of 116,851,105 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 116,851,105.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Fiona Murdoch, Company Secretary
0131 272 7000

END

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RECEIVED

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	11:20 29-Dec-06
Number	7817O

2007 JAN -3 P 12:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

wolfson microelectronics

29th December 2006

Wolfson Microelectronics plc ("the Company")

Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 27th December 2006 by the No. 1 Trust that, on 21st December 2006, the No. 1 Trust
purchased 7,975 ordinary shares of 0.1 pence each in the Company at a price of £2.756873 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of each of the said trusts:

Alastair David Milne
George Reginald Elliott
John Martin Urwin
David Allen Shrigley

As a result, the executive directors' potential interests in the ordinary shares held by the No. 1 Trust have increased, with no consideration passing to or from the executive directors as a result, as follows:

Director	Potential interest in ordinary shares prior to notification	Increase in interest (no. ordinary shares)	Potential interest in ordinary shares following notification
AD Milne	350,366*	7,975	358,341
GR Elliott	339,123*	7,975	347,098
JM Urwin	339,123*	7,975	347,098
DA Shrigley	315,702*	7,975	323,677

* This figure includes the 24,320 shares in which the beneficial interest is held jointly by the No. 1 Trust and A Banham under the terms of an EXSOP joint ownership agreement to the extent of the joint beneficial interest held by the No. 1 Trust.

These notifications are made in accordance with Disclosure Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

END

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Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC089839

Company Name in full WOLFSON MICROELECTRONICS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	27	11	2006	†Date of Birth	17	04	1948

Appointment form

Appointment as director [X] as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): DAVID ALLEN

Surname: SHRIGLEY

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 37 HERIOT ROW

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: EDINBURGH Postcode: EH3 6ES

County / Region: Country: UK

†Nationality: US †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): SPI LASERS PLC

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] Date: 5/12/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] Date: 5/12/06

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. Th...

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form 10/03

Company Number SC089839

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	12	2006	12	12	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	20,000	20,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	40 PENCE	75 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s): IAN SMITH Address: 49 MALGET WYND, EDINBURGH UK Postcode: EH16 6AS	Class of shares allotted: ORDINARY	Number allotted: 20,000
Name(s): TOM LAIRD Address: 66 BADGER PARK, BROXBURN, WEST LOTHIAN UK Postcode: EH52 5GZ	Class of shares allotted: ORDINARY	Number allotted: 20,000
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 12/12/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

RECEIVED

2007 JAN -3 P 12:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	12	2006	14	12	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	20,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	20 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): ANDREW MYLES		
Address: FLAT 1, TOP FLOOR, 4 BUCCLEUCH TERRACE, EDINBURGH	ORDINARY	10,000
UK Postcode EH8 9ND		
Name(s): ANTHONY CEILLY	Class of shares allotted	Number allotted
Address: 7 BURNBANK GROVE, STRAITON, LOANHEAD	ORDINARY	10,000
UK Postcode EH20 9NX		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/12/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	12	2006	15	12	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	468		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): BRUCE STEAD Address: 9a CARRICK DRIVE, MOUNT VERNON, GLASGOW UK Postcode G32 0RW	ORDINARY	468
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/12/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	12	2006	20	12	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	25,000	1,250	1,312
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	75 PENCE	204.5 PENCE	173.25 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s) DANIEL HUANG Address 2F, No. 39, ALLEY 20, LANE 407, SEC. 2 TIDING BOULEVARD, NEIHU DISTRICT, TAIPEI CITY 114 TAIWAN UK Postcode	Class of shares allotted ORDINARY	Number allotted 27,562
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [']

Signed [signature] Date 21/12/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	21	12	2006	21	12	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	10,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SUZANNE HUNTER	Class of shares allotted	Number allotted
Address FLAT 6/1, 15 CLARENDON STREET, GLASGOW	ORDINARY	10,000
UK Postcode G20 7QP		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 22/12/06

** A ~~director~~ / secretary / admin~~istrator / administrative receiver / receiver /~~ official ~~receiver / receiver manager / voluntary arrangement super~~visor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	12	2006	28	12	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	100,000	100,000	12,082
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	40 PENCE	75 PENCE	204.5 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HIROSHI MAKITA Address 2-8-16-302 TOKIWA, URAWA-KU, SAITAMA-CITY, SAITAMA, 330-0061, JAPAN UK Postcode	ORDINARY	81,041
	Class of shares allotted	Number allotted
Name(s) YOKIYOSHI MORI Address 53-1 TATENO, NAKA-KU, YOKOHAMA-SHI, KANAGAWA, 231-0845, JAPAN UK Postcode	ORDINARY	131,041
	Class of shares allotted	Number allotted
Name(s) Address UK Postcode		
	Class of shares allotted	Number allotted
Name(s) Address UK Postcode		
	Class of shares allotted	Number allotted
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 29/12/06

** A ~~director~~ / secretary / ~~administrator~~ / administrative receiver / receiver / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	27	12	2006
To	28	12	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	19,686		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (*list joint allottees as one shareholder*)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HIROSHI TAKITA Address: 2-8-16-302 TOKIWA, URAWA-KU, SAITAMA-CITY, SAITAMA 330-0061, JAPAN UK Postcode	ORDINARY	6,562
Name(s): YUKIYOSHI MORI Address: 53-1 TATENO, NAKA-KU, YOKOHAMA-SHI, KANAGAWA, 231-0845, JAPAN UK Postcode	ORDINARY	13,124
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/12/06

** ~~A director~~ / secretary / admin~~istrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange